Exhibit 99.1

Cango Inc. Announces Change of Independent Registered Public Accounting Firm

SHANGHAI, Nov. 18, 2024 /PRNewswire/ -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading automotive transaction service platform in China, today announced the appointment of MaloneBailey, LLP (“MaloneBailey”) as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, effective on November 18, 2024.

MaloneBailey succeeds Ernst & Young Hua Ming LLP (“EY”), which was the independent auditor providing audit services to the Company. The change of the Company’s independent auditor was made after careful consideration and was approved by the Audit Committee and the Board of Directors of the Company. The decision to change the auditor of the Company was not as a result of any disagreement between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

EY’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the years ended December 31, 2022 and 2023, and during the subsequent period through November 15, 2024, there have been no (i) “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement thereto in its reports on the consolidated financial statements for such years, or (ii) “reportable events” as that term is described in accordance with Item 16F(a)(1)(v) of Form 20-F.

During the Company’s two most recent fiscal years ended December 31, 2023, and the subsequent period prior to the Company’s engagement of MaloneBailey, neither the Company nor anyone acting on its behalf consulted MaloneBailey with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that MaloneBailey concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

The Company is working closely with EY and MaloneBailey to ensure a seamless transition.

The Company would like to express its sincere gratitude to EY for its professionalism and quality of services rendered to the Company over the past few years.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China, connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transactions, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchases simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Business Outlook" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; Cango's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com